May 20, 2020

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

RE: Peak Positioning Technologies Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	June 30, 2020
Record date for notice:	May 31, 2020
Record date for voting:	May 31, 2020
Beneficial ownership determination date:	May 31, 2020

Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares

Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

AST Trust Company (Canada)